19 September 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 200,000 Reed Elsevier PLC ordinary shares at a price of 836.0153p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 91,747,684 ordinary shares in treasury, and has 1,174,308,499 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 34,262,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 115,000 Reed Elsevier NV ordinary shares at a price of €14.8878 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 56,440,493 ordinary shares in treasury, and has 676,299,911 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 19,827,406 shares.